Exhibit (a)(1)(D)
Dear [     ]:
This is a reminder that there are only [  ] days left to make an election before the Offering Period closes for the RCN Corporation Stock Option Exchange Program. You are eligible to participate in the Stock Option Exchange Program. The Stock Option Exchange Program permits RCN employees (except its chief executive officer), subject to specified conditions, to exchange some or all of their Eligible Options for a lesser number of New Options with a lower exercise price, a new vesting schedule and a new term.
The full terms of the Stock Option Exchange Program are described in the Offer to Exchange and all of the related documents, which you can access at www.rcnoptionexchange.com. Use your company email address (as the user name), your date of birth, and the last four disits of your social security number (as password) to log on to the site. These documents are filed as exhibits to the RCN Corporation Schedule TO Tender Offer Statement. You can also access these documents through the U.S. Securities and Exchange Commission’s website at www.sec.gov.
The Offering Period for the Stock Option Exchange Program is currently anticipated to expire on at 11:59 p.m., Eastern time, on August 12, 2009. You can make, change or withdraw your election anytime until the Expiration Date online at the Stock Option Exchange Program Website, which is available at http://www.rcnoptionexchange.com, or by delivering a completed paper election or withdrawal form to RCN:
•	by U.S. mail (or other post), courier or hand delivery, to RCN Corporation, 196 Van Buren Street, Herndon, Virginia 20170, Attention: Jessica Kaman; or

•	by facsimile, to (703) 434-8457.
Elections by any other means, including via inter-office mail or email, will NOT be accepted. To obtain a paper election or withdrawal form, employees may contact stockoptionexchange@rcn.com or send a facsimile to (703) 434-8457. Please note that once the Offering Period closes, you cannot change your election. Properly submitted elections must be received (whether electronically or in paper form) by RCN before 11:59 p.m., Eastern time, on August 12, 2009. If you do not exchange your Eligible Options, your Eligible Options will remain outstanding until they expire or are terminated by their terms, and the options will retain their current exercise price and vesting schedule.
More details about the RCN Corporation Stock Option Exchange Program and frequently asked questions about stock option exchanges can be found online at the Stock Option Exchange Program Website, which is available at http://www.rcnoptionexchange.com.
Sincerely,
Jessica Kaman
VP & Treasurer
RCN